Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
1-year Digital Optimization Securities with Buffer Protection Linked to the S&P 500® Index	$3,948,000	$220.30
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated December 11, 2009)

Digital Optimization Securities with Buffer Protection

Enhanced Return Strategies for Moderate Return Environments

UBS AG $3,948,000 Securities Linked to the S&P 500® Index due December 20, 2010

Investment Description

Digital Optimization Securities with Buffer Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS”) with returns linked to the performance of the S&P 500® Index (the “underlying index”). The Securities are designed to enhance returns in a moderate-return environment—meaning an environment in which stocks generally appreciate only moderately—as well as preserve your principal if the level of the underlying index does not decrease by more than 10% from the trade date to the final valuation date. If the index return is positive, you will receive at maturity your principal plus a return equal to the digital return. Your return on these Securities will never exceed the digital return regardless of how much the underlying index appreciates. If the index return is between 0% and -10% (inclusive), you will receive at maturity an amount equal to your principal amount. If the index return is less than -10%, at maturity you will lose 1.111% of your principal for every 1% decrease in the index return below -10%. Accordingly, if the underlying index has declined by more than 10% as of the final valuation date, you may lose up to 100% of your principal. Investors will not receive any interest payments during the term of the Securities. Investing in the Securities involves significant risks, which include the cap on the potential return at maturity and the potential loss of some or all of your principal. Any payment on the Securities is subject to the creditworthiness of UBS.

Features
☐	Tactical Investment Opportunity — At maturity, the Securities will pay the digital return if the index return is positive, and reduce exposure to any negative index returns up to the buffer percentage. In moderate return environments, this strategy may provide the opportunity to outperform investments that track the performance of the underlying index.
☐	Buffer Protection Feature — If you hold the Securities to maturity, your investment will be protected from the first 10% decline in the level of the underlying index, subject to the creditworthiness of UBS. However, you will have 1.111-for-1 downside exposure to any negative index return below -10%, meaning that you could lose all of your principal amount.

Key Dates

Trade Date	December 11, 2009
Settlement Date	December 16, 2009
Final Valuation Date*	December 10, 2010
Maturity Date*	December 20, 2010
*	Subject to postponement in the event of a market disruption event, as described in the DOSBP product supplement.
Security Offering

We are offering Digital Optimization Securities with Buffer Protection linked to the S&P 500® Index. The return on the Securities is subject to, and will not exceed, the digital return.

Underlying Index	Index Ticker	Buffer Percentage	Downside Multiplier	Digital Return	Maximum Payment at Maturity per $1,000 Security	Starting Level	CUSIP	ISIN
S&P 500® Index	SPX	10%	1.111	12%	$1,120	1106.41	90261JFK4	US90261JFK43

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the DOSBP product supplement relating to the Securities, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the DOSBP product supplement relating to the Securities for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying DOSBP product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

Price to Public		Underwriting Discount		Proceeds to UBS AG
Total	Per Security	Total	Per Security	Total	Per Security
$3,948,000	$1,000	$39,480	1.00%	$3,908,520	99.00%

UBS Securities LLC	UBS Investment Bank

Pricing Supplement dated December 11, 2009

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement and a product supplement for the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product Supplement dated December 11, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000646/c168763_690431-424b2.htm

♦	Index Supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “DOSBP product supplement” mean the UBS product supplement, dated December 11, 2009, references to the “index supplement” mean the UBS Index Supplement, dated January 13, 2009 and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with a return linked to the performance of the underlying index, even though your return will be limited to the digital return.
♦	You believe the level of the underlying index will increase moderately over the term of the Securities — meaning that such an increase is unlikely to exceed the digital return of 12%.
♦	You do not seek an investment that is principal protected and you are willing to risk losing up to 100% of your principal amount if the underlying index declines by more than the buffer percentage during the term of the Securities.
♦	You are willing to forgo dividends or other distributions paid on the stocks included in the underlying index.
♦	You do not seek periodic income from this investment.
♦	You are willing to hold the Securities to maturity, a term of 1 year.
♦	You are not seeking an investment for which there will be an active secondary market.
♦	You are comfortable with the creditworthiness of UBS, as issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with a return linked to the underlying index.
♦	You believe the level of the underlying index will be unchanged or decrease over the term of the Securities.
♦	You believe the level of the underlying index will increase by more than the digital return of 12% over the term of the Securities.
♦	You are not willing to accept a maximum potential return on your investment.
♦	You are unwilling to be exposed to fluctuations in the market prices of the stocks comprising the underlying index.
♦	You seek an investment that is principal protected — meaning you are not willing to make an investment in which you could lose up to 100% of your principal amount.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of non-structured fixed income investments with comparable maturities and credit ratings.
♦	You prefer to receive dividends and other distributions paid on the stocks included in the underlying index.
♦	You seek periodic income from your investment.
♦	You are unable or unwilling to hold the Securities to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this pricing supplement and “Risk Factors” in the accompanying DOSBP product supplement for risks related to an investment in the Securities.

Final Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$1,000 per Security.
Buffer Percentage	10%, if held to maturity
Underlying Index	The S&P 500® Index
Payment at Maturity (per Security)	If the index return is positive, you will receive a cash payment per Security, which will be calculated as follows:
$1,000 + ($1,000 × digital return)
If the index return is between 0% and -10% (inclusive), you will receive 100% of your principal amount.(1)
If the index return is less than -10%, you will receive a cash payment per Security, which will be calculated as follows:
$1,000 + [$1,000 × (index return + buffer percentage) × downside multiplier]
The Securities are not principal protected. If the underlying index declines by more than the buffer percentage from the trade date to the final valuation date, you will lose some or all of your principal amount.
Digital Return	12%
Downside Multiplier	1.111
Index Return	Ending Level – Starting Level Starting Level
Starting Level	The closing level of the underlying index on the trade date
Ending Level	The closing level of the underlying index on the final valuation date

Determining Payment at Maturity

If the index return is less than -10%, you will lose 1.111% of your principal for each 1% that the index return is below -10%.

Accordingly, for each $1,000 invested, your payment at maturity will be calculated as follows:

$1,000 + [$1,000 × (index return + buffer percentage) × downside multiplier]

As such, you could lose up to 100% of your principal if the underlying index declines by more than the buffer percentage from the trade date to the final valuation date.

(1)	The buffer protection is provided by UBS and therefore, is dependent on the ability of UBS to satisfy its obligations when they become due.

Hypothetical Examples of How the Securities Perform

The following scenario analysis and examples reflect the digital return of 12% and a range of index returns from +80% to -100%.

The examples below are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The ending level of the underlying index neither increases nor decreases from the starting level.

Because the index return is 0%, you will receive a payment at maturity of $1,000 per Security, a return of 0% on your investment.

Example 2: The ending level of the underlying index is 5% higher than the starting level.

Because the index return is positive, you will receive the digital return, and the payment at maturity per Security will be calculated as follows:

principal amount + (principal amount × digital return) = $1,000 + ($1,000 × 12%) = $1,120

In this example, your return on the Securities exceeds the index return.

Example 3: The ending level of the underlying index is 40% higher than the starting level.

Because the index return is positive, you will receive the digital return, and the payment at maturity per Security will be calculated as set forth in Example 2. However, in this example, your return on the Securities is less than the index return.

Example 4: The ending level of the underlying index is 5% lower than the starting level.

Because the index return is not less than -10%, you will receive a payment at maturity of $1,000 per Security, a return of 0% on your investment.

Example 5: The ending level of the underlying index is 40% lower than the starting level.

Because the index return is less than -10%, you will receive a payment at maturity per Security calculated as follows:

principal amount + [principal amount × (index return + buffer percentage) x downside multiplier] =
$1,000 + [$1,000 × (-40% + 10%) × 1.111] = $666.67

In this example, you will lose a portion of your investment in the Securities, but your return will be greater than the return of a comparable investment directly in the underlying index.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section beginning on page PS-11 of the DOSBP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	At maturity, you risk losing some or all of your principal — The Securities do not guarantee any return of principal at maturity. The return on the Securities depends on the direction of and percentage change in the level of the underlying index relative to its starting level. If the underlying index has declined by more than the buffer percentage over the term of the Securities, you will lose some or all of your principal. Specifically, for each 1% (or fraction thereof) that the underlying index declines by more than the buffer percentage, you will lose an amount equal to 1.111% (or fraction thereof) of your principal amount multiplied by the downside multiplier.
♦	Your return potential is limited to the digital return — Your potential gain on the Securities will be limited to the digital return, regardless of the appreciation in the underlying index, which may be significant. Because you will not participate in any positive index return that exceeds the digital return, you may receive a lower payment at maturity than you would have if you had invested directly in the underlying index.
♦	Buffer protection applies only if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. If you sell your Securities in the secondary market, you may have to sell them at a discount and you will not have buffer protection for any decline in the underlying index up to the buffer percentage.
♦	Market risk — The return on the Securities is directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index (“index constituent stocks”), and will depend on whether, and the extent to which, the index return is positive. The levels of the underlying index can rise or fall sharply due to factors specific to the index constituents, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your principal if the index return is negative.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on any index constituent stocks.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Securities is not the same as owning the index constituent stocks — Owning the Securities is not the same as owning the index constituent stocks. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have.
♦	Credit of the Issuer — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.
♦	The underlying index reflects price return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Securities will not include such a total return feature or dividend component.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the market prices of the index constituent stocks; the volatility of the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market, if one develops, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the performance of the underlying index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the underlying index or the index constituent stocks which may present a conflict between the interests of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the level of the underlying index and therefore the market value of the Securities.
♦	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the sponsor of the underlying index (the “index sponsor”) and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index. The index sponsor is not involved in the offer of the Securities in any way and has no obligation to consider your interest as an owner of the Securities in taking any actions or making any judgments that might affect the market value of your Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your tax situation.

The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. You should make your own investigation into the underlying index.

The S&P 500® Index is published by S&P. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index”, the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of December 11, 2009 indicated below: Consumer Discretionary (79); Consumer Staples (41); Energy (40); Financials (79); Health Care (52); Industrials (59); Information Technology (76); Materials (30); Telecommunications Services (9); and Utilities (35).

Historical Information

The following table sets forth the quarterly high and low closing levels for the S&P 500® Index, as reported by Bloomberg Professional® service. The closing level of the S&P 500® Index on December 11, 2009 was 1106.41. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2005	3/31/2005	1225.31	1163.75	1180.59
4/1/2005	6/30/2005	1216.96	1137.50	1191.33
7/1/2005	9/30/2005	1245.04	1194.44	1228.81
10/3/2005	12/30/2005	1272.74	1176.84	1248.29
1/3/2006	3/31/2006	1307.25	1254.78	1294.83
4/3/2006	6/30/2006	1325.76	1223.69	1270.20
7/3/2006	9/29/2006	1339.15	1234.49	1335.85
10/2/2006	12/29/2006	1427.09	1331.32	1418.30
1/3/2007	3/30/2007	1459.68	1374.12	1420.86
4/2/2007	6/29/2007	1539.18	1424.55	1503.35
7/2/2007	9/28/2007	1553.08	1406.70	1526.75
10/1/2007	12/31/2007	1565.15	1407.22	1468.36
1/2/2008	3/31/2008	1447.16	1273.37	1322.70
4/2/2008	6/30/2008	1426.63	1278.38	1280.00
7/1/2008	9/30/2008	1305.32	1106.39	1166.36
10/1/2008	12/31/2008	1161.06	752.44	903.25
1/2/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1071.66	879.13	1057.08
10/1/2009*	12/11/2009*	1110.63	1025.21	1106.41
*	As of the date of this pricing supplement, available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through December 11, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of the S&P 500® Index from June 30, 1998 to December 11, 2009.

The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

What Are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the DOSBP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Securities. Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid cash-settled derivative contract with respect to the underlying index. If your Securities are so treated, you should generally recognize long-term capital gain or loss upon the sale or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the DOSBP product supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended, should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the DOSBP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ Equity	39,536	38,138
Total capitalization	292,886	282,526

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Securities at the price indicated on the cover of this final pricing supplement, the document that filed pursuant to Rule 424(b) containing the final pricing terms of the Securities. UBS Securities LLC intends to resell the Securities to securities dealers (the “Dealers”) at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement. Investors may purchase Securities from Dealers through a registered investment adviser who is registered with the SEC (“RIA”). Any such RIA is restricted from receiving any dealer compensation related to the offering of the Securities.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Securities and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.